SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  BARNETT INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    068062108
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                                 (CUSIP Number)

                                MICHAEL J. GREBE
                             WILMAR INDUSTRIES, INC.
                                303 HARPER DRIVE
                              MOORESTOWN, NJ 08057

                                 WITH A COPY TO:

                             MARK A. UNDERBERG, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               SEPTEMBER 29, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  971426 10 1                  13D                                    2

(1)      NAME OF REPORTING PERSON

         Wilmar Industries, Inc.
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]
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(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         BK, AF
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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
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                           (7)      SOLE VOTING POWER
                                    16,103,205 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        0 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         16,103,205 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,103,205 shares
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         CO

CUSIP No.  971426 10 1                  13D                                    3

(1)      NAME OF REPORTING PERSON

         BW Acquisition, Inc.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         BK, AF
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    16,103,205 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        0 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         16,103,205 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,103,205 shares
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         CO

CUSIP No.  971426 10 1                  13D                                    4

         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D amends and supplements the original Statement on Schedule 13D filed on July 10, 2000 jointly by Wilmar Industries, Inc., a New Jersey corporation ("Wilmar"), and its wholly-owned subsidiary, BW Acquisition, Inc., a Delaware corporation ("Merger Sub," and together with Wilmar, the "Reporting Persons"), relating to the entry of Merger Sub, Wilmar and the Issuer into an Agreement and Plan of Merger (as amended, the "Merger Agreement") on July 10, 2000, providing for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub would cease and the Issuer would continue as the surviving corporation (the "Surviving Corporation"). This Amendment is being filed to reflect the fact that the Merger has been consummated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented as follows:

         The Merger of Merger Sub with and into the Issuer was consummated and became effective on September 29, 2000. At a special meeting of the shareholders of the Issuer on September 27, 2000, the Merger Agreement was approved by the affirmative vote of a majority of the holders of shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), entitled to vote. A certificate of merger was filed with respect to the Merger with the Secretary of State of the State of Delaware on September 29, 2000.

         On September 29, 2000, pursuant to the terms of the Merger Agreement, each outstanding share of Issuer Common Stock was converted into the right to receive $13.15 in cash (other than shares of Common Stock (i) held in the Issuer's treasury, (ii) owned by Wilmar or Merger Sub or (iii) held by dissenting shareholders; and each outstanding share of common stock, par value $0.01 per share, of Merger Sub ("Merger Sub Common Stock") was converted into one share of Issuer Common Stock. Accordingly, this Amendment No. 2 constitutes the Final Amendment to the Schedule 13D.

         A Form 15 has been filed with the Commission in order to deregister the Common Stock. A Form 8-K was filed on October 2, 2000 with the Commission containing a press release relating to the foregoing.

CUSIP No.  971426 10 1                  13D                                    5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies as of October 13, 2000, that the information set forth in this statement is true, complete and correct.


                                        WILMAR INDUSTRIES, INC.

                                        By:  /s/  William Sanford
                                             ----------------------------------
                                             Name:     William Sanford
                                             Title:    Sr. V.P. & CFO


                                        BW ACQUISITION, INC.

                                        By:  /s/  Drew Sawyer
                                             ----------------------------------
                                             Name:     Drew Sawyer
                                             Title: